Exhibit 99.1

MATERIAL FACT

Celulosa Arauco y Constitución S.A.

Registered in the Securities Registry under No. 42

Santiago, September 27th, 2022

Mr.

President

Commission for the Financial Market

PRESENT

Dear Sirs,

The undersigned, on behalf of the non-public corporation (sociedad anónima cerrada) named Celulosa Arauco y Constitución S.A. (the “Company” or “Arauco”), both domiciled in the Metropolitan Region, at Av. El Golf No. 150, 14th floor, Las Condes district, a company registered in the Securities Registry under No. 42, Chilean Tax ID No. 93,458, 000-1, and being duly empowered for these purposes, hereby reports the following material information regarding the Company and its businesses as provided by the provisions set forth in article 9 and subsection 2 of article 10, both of Law No. 18,045, and the General Rule No. 30 of the Commission for the Financial Market:

On this date the Company’s Board of Directors has approved the decision adopted by its subsidiary ARAUCO INDUSTRIA DE MÉXICO, S.A. DE C.V., to carry out the construction of a new production line of MDF boards, to be located in its industrial complex located in Zitacuaro, Michoacán, Mexico.

The aforementioned project contemplates an estimated investment of US$235 million, which will be financed with internal resources and will incorporate state-of-the-art operational, environmental and security technology.

Our estimation is that once operating, this project would approximately add 300,000 cubic meters to the production of MDF per year, of which 150,000 cubic meters would be melamine to respond to the increasing demand from the furniture, construction and decoration business in Mexico.

Arauco estimates that this project will have a positive effect on the Company’s future results, notwithstanding that for the time being these effects are not quantifiable.

With best regards,

Matias Domeyko Cassel

Vicepresident Executive

Celulosa Arauco y Constitucion S.A.

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